

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Mr. Michael Scott
Chief Executive Officer
Alveron Energy Corp.
100-224 11th Avenue S.W.
Calgary, Alberta
Canada T2R 0C3

      Re: Alveron Energy Corp.
             Preliminary Proxy Statement on Form PRE 14A
             Filed May 11, 2012
             File No. 000-50493

Dear Mr. Scott:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement on Form PRE 14A

1. There appears to be an inconsistency in your preliminary proxy statement regarding the number of shares of common stock you are authorized to issue. On page 5 of your filing, you state that you are presently authorized to issue 50 million shares of common stock. However, disclosure in your Form 10-K for the fiscal year ended October 31, 2011 indicates that you are authorized to issue 100 million shares. Please amend your preliminary proxy statement to clarify the number of shares of common stock you are authorized to issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director